Exhibit 99.1

MEDIA CONTACTS:
Biogen Idec Amy Brockelman Ph: 617 914 6524	Elan Matt Dallas Ph: 212 850 5664 Elizabeth Headon Ph: 353 1 498 0300
INVESTOR CONTACTS:
Biogen Idec Eric Hoffman Ph: 617 679 2812	Elan Chris Burns Ph: 353 1 709 4444 800 252 3526

DATA PRESENTED AT THE AMERICAN ACADEMY OF NEUROLOGY’S ANNUAL
MEETING PROVIDE UPDATE ON UTILIZATION AND SAFETY OF TYSABRI® IN
PATIENTS WITH MULTIPLE SCLEROSIS

Additional Data From Extension Study Presented Show TYSABRI Benefit is Sustained
Over Three Years

Boston, MA – May 3, 2007 – Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) announced today that new data from the TOUCH Prescribing Program™ and TYGRIS safety study confirm the safety profile from previous clinical studies of TYSABRI® (natalizumab).  Also presented at the 59th annual meeting of the American Academy of Neurology in Boston, MA were extension study data that showed that TYSABRI has a sustained treatment effect on clinical relapses and the risk of disability progression in multiple sclerosis (MS) patients treated for up to three years.  The companies recently reported that as of mid-April 2007 approximately 12,500 patients have been prescribed TYSABRI worldwide.  The companies estimate that in both commercial use and clinical trials, there are currently over 10,000 patients on TYSABRI therapy worldwide.

“The findings from the safety update combined with the data showing the sustained effect of TYSABRI in patients treated for up to three years, contribute to our evolving understanding of the utilization of this therapy as an important treatment option for people living with the debilitating effects of MS,” said Paul O’Connor, MD, St. Michael’s Hospital, Toronto, Ontario, Canada, lead investigator of the TYSABRI extension study.

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TYSABRI Update
TYSABRI is available in the US through the TOUCH Prescribing Program.  All prescribers, infusion sites and patients receiving TYSABRI are required to enroll in TOUCH.  Safety information is also collected through ongoing clinical trials and registries, including STRATA, TYGRIS and the pregnancy registry. According to data available to the companies as of April 23, 2007, there have been no new reports of confirmed cases of progressive multifocal leukoencephalopathy (PML) or other serious opportunistic infections (OIs).  The data confirm the safety profile from previous clinical studies of TYSABRI and will continue to expand the knowledge of the long-term safety and tolerability of TYSABRI.

The combination of TOUCH, TYGRIS and the pregnancy registry will be the largest long-term follow-up undertaken for an MS therapy, and the companies plan to continue to provide similar updates at upcoming medical meetings.

The companies recently announced that as of mid-April, approximately 12,500 patients have been prescribed TYSABRI worldwide.  In both commercial use and clinical trials, there are currently over 10,000 patients on TYSABRI therapy worldwide.

•	In the US, approximately 6,600 patients are on TYSABRI therapy commercially. Approximately 10,000 patients have enrolled in the TOUCH program and 1,500 physicians have enrolled patients.
•	In the EU, approximately 2,500 patients internationally have received TYSABRI infusions commercially, mostly in Germany and the Nordic countries.
•	In clinical trial settings, over 1,000 patients are on TYSABRI therapy.

TYSABRI Efficacy Sustained through Three Years
Patients who participated in the Phase III TYSABRI program were eligible to enroll in an open-label extension study that evaluated the therapy’s long-term effects.  Included in this were patients from AFFIRM, a randomized, double-blind, placebo-controlled, two-year monotherapy study of TYSABRI that enrolled 942 patients (627 patients on TYSABRI, 315 on placebo).  In AFFIRM, TYSABRI reduced the annualized relapse rate in patients with MS by 67% (p<0.001) and the risk of 12-week sustained disability progression by 42% (p<0.001) compared with placebo.

In the intent to treat analysis, the annualized relapse rate for patients treated with TYSABRI over the three-year period was 0.23, translating into an average of one relapse every 4.3 years.  The relapse rate also continued to remain low over the three-year treatment period with TYSABRI: 0.27 during the first year; 0.20 during the second year; and 0.15 during the third year (based on 531 patients who entered the extension study, which includes approximately 250 patients with nearly three years of continuous therapy).

In addition, TYSABRI also decreased the cumulative probability of disability progression sustained for six months compared to placebo.  The estimated proportion of patients who had 24-week sustained disability progression at two years was 11% in patients treated with TYSABRI compared to 23% in patients treated with placebo, a 54% relative reduction.

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This effect was maintained in patients treated with TYSABRI for up to three years with 13% showing 24-week sustained disability progression.

About TOUCH and TYGRIS
Before initiating treatment, all US patients, prescribers and infusion sites must be enrolled in the TOUCH Prescribing Program (TYSABRI Outreach: Unified Commitment to Health). TOUCH is designed to determine the incidence of and risk factors for serious OIs, including PML, and to monitor patients for signs and symptoms of PML while promoting informed benefit/risk discussions prior to initiating TYSABRI treatment.  Physicians report on PML, serious OIs, deaths and discontinuation of therapy on an ongoing basis.

TYGRIS (TYSABRI Global ObseRvation Program In Safety) is expected enroll 5,000 patients worldwide, including approximately 3,000 patients from TOUCH.  Patients in TYGRIS are evaluated at baseline and every six months thereafter for five years. Researchers will evaluate data including medical/MS history; prior TYSABRI use; prior use of immunomodulatory, antineoplastic, or immunosuppressive agents; and all serious adverse events, including PML and other serious OIs, and malignancies.

The information provided here is derived from voluntary adverse event reporting.  It is possible that not all reactions have been reported, or that some reactions are not reported to Biogen Idec or Elan in a timely manner.

About TYSABRI
In the US, TYSABRI is approved as a monotherapy treatment for relapsing forms of MS.  TYSABRI increases the risk of PML, an opportunistic viral infection of the brain that usually leads to death or severe disability.  Patients should be monitored at regular intervals for any new or worsening signs or symptoms suggestive of PML  Because of the increased risk of PML, TYSABRI is generally recommended for patients who have had an inadequate response to, or are unable to tolerate, alternate MS therapies.  It is available in the US only through a restricted distribution program called the TOUCH Prescribing Program.  According to product labeling, after two years, TYSABRI treatment led to a 67% relative reduction (p<0.001) in the annualized relapse rate compared to placebo and reduced the relative risk of disability progression by 42% (p<0.001).  TYSABRI treatment also resulted in sustained and statistically significant reductions in brain lesion activity as measured by MRI.  Changes in MRI findings often do not correlate with changes in the clinical status of patients (e.g., disability progression).  The prognostic significance of the MRI findings in these studies has not been evaluated.

In the European Union, TYSABRI is indicated as a single disease-modifying therapy in highly active relapsing-remitting MS patients.  Because of the increased risk of PML, it is for patients with high disease activity despite treatment with a beta-interferon or in patients with rapidly evolving severe relapsing-remitting MS.

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According to product labeling in the EU, after two years, TYSABRI treatment led to a 68% relative reduction (p<0.001) in the annualized relapse rate compared to placebo and reduced the relative risk of disability progression by 42-54% (p<0.001).

 Serious adverse events that occurred in TYSABRI-treated patients included hypersensitivity reactions (e.g., anaphylaxis), infections, depression and gallstones.  In MS trials, the incidence and rate of other serious and common adverse events, including the overall incidence and rate of infections, were balanced between treatment groups.  Herpes infections were slightly more common in patients treated with TYSABRI.  Serious opportunistic and other atypical infections have been observed in TYSABRI-treated patients, some of whom were receiving concurrent immunosuppressants.  Common adverse events reported in TYSABRI-treated patients include headache, fatigue, infusion reactions, urinary tract infections, joint and limb pain, lower respiratory infections, rash, gastroenteritis, abdominal discomfort, vaginitis, and diarrhea.

For more information about TYSABRI please visit www.tysabri.com, www.biogenidec.com or www.elan.com, or call 1-800-456-2255.

About Biogen Idec
Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs.  Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies.  Patients in more than 90 countries benefit from Biogen Idec’s significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis.  For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit www.elan.com.

Safe Harbor/Forward Looking Statements
This press release contains forward-looking statements regarding TYSABRI. These statements are based on the companies’ current beliefs and expectations.  The commercial potential of TYSABRI is subject to a number of risks and uncertainties.  Factors which could cause actual results to differ materially from the companies’ current expectations include the risk that we may be unable to adequately address concerns or questions raised by FDA or other regulatory authorities, that concerns may arise from additional data, that the incidence and/or risk of PML or other opportunistic infections in patients treated with TYSABRI may be higher than observed in clinical trials, or that the companies may encounter other unexpected hurdles.  Drug development and commercialization involves a high degree of risk.

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For more detailed information on the risks and uncertainties associated with the companies’ drug development and other activities, see the periodic and current reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission.  The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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